Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Common shares and forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 2, 2009 to holders of record at the close of business on December 11, 2008.

This quarterly dividend amount represents a 2.5 cent increase or 5.6 per cent from the $0.45 quarterly dividend paid on October 1, 2008 and the dividend paid a year earlier on January 1, 2008.

By order of the Board

Audrey Ho

Senior Vice President

General Counsel and Corporate Secretary

Vancouver, British Columbia

November 5, 2008

Contact:     Investor Relations, (604) 643-4113, ir@telus.com